United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐            No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐            No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐            No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-         .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Board of Directors deliberates on proposal for corporate restructuring

Rio de Janeiro, May 11th, 2017 — Vale S.A. (“Vale” or the “Company”) informs that, in addition to the material facts disclosed on February 20th, 2017 and today, the Board of Directors approved the final proposal presented by Valepar S.A. (“Valepar”), Vale’s controlling shareholder, as requested by Valepar shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR (together, the “Shareholders”), which involves Vale’s corporate restructuring, as well as changes in corporate governance aiming to transform Vale into a company without defined control and to enable its listing in the special Novo Mercado segment of the BM&FBOVESPA (the “Proposal”).

The Board of Directors approved the submission of the following matters related to the Proposal to the Company’s shareholders’ meeting, without prejudice to any other matters that may be necessary to comply with applicable law:

i.                  Voluntary conversion of Vale class A preferred shares into common shares, based on the conversion rate of 0.9342 common shares for each Vale class A preferred share, which conversion rate was determined based on the average closing price of the common shares and preferred shares over the 30 trading sessions on the BM&FBOVESPA prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions (the “Voluntary Conversion”);

ii.               Amendment of Vale’s bylaws so as to adjust them, to the extent possible, to Novo Mercado rules so Vale may effectively be listed on such special segment (the “Bylaws Amendment”); and

iii.            The merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the Shareholders compared to Valepar’s current shareholding interest, and represents a dilution of approximately 3% of the shareholding interest of other Vale shareholders (the “Merger” and, together with the Voluntary Conversion and the Bylaws Amendment, the “Transaction”).

Pursuant to item “iii” above, the Shareholders will receive 1.2065 Vale common shares for each Valepar share held by them. As a result, Vale will issue 173,543,667 new common shares, all registered and without par value, in favor of the Shareholders. Consequently, Shareholders will own a total of 1,908,980,340 Vale common shares after the Merger becomes effective.

The Proposal was approved based on the following expected benefits for Vale and its shareholders:

i.                  Adoption of corporate governance best practices, insofar as the Transaction encourages the alignment of interests between the different groups of shareholders and between shareholders and managers of the Company and the enhanced performance of its Board of Directors;

ii.               Possible increase in liquidity of the shares held by the Company’s shareholders, who, if all class A preferred shares are converted into common shares, will share the same rights and benefits among shares of a single type and class (except for Golden Shares held by the Brazilian government that will continue to hold certain veto rights);

iii.            Possible increase in access to the capital market, insofar as compliance with corporate governance best practices and the unification of types and classes of shares, if implemented, will allow Vale to fulfill the prerequisites for special listing segments with the highest level of corporate governance in the Brazilian capital market, such as the Novo Mercado;

iv.           Election of a minimum number of independent directors (20% of the total members), as required by the Novo Mercado regulations.

The Bylaws Amendment, by adapting the Company’s bylaws to the requirements of the Novo Mercado, the highest standard of corporate governance in the Brazilian capital markets, will grant important rights to Vale’s shareholders, such as compliance with Novo Mercado requirements related to the inclusion of independent directors on the Board of Directors, the equitable treatment granted to ordinary shareholders in a potential public tender offer (“OPA”) for the sale of control, the mandatory OPA in case any shareholder or investor acquires 25% or more of the Company’s total common shares or capital stock and the resolution of disputes through arbitration proceedings to be filed with the Market Arbitration Chamber (“CAM”).

The fact that the Proposal establishes the commitment of the Shareholders to cause Valepar not to exercise the right to vote in the deliberations on the Voluntary Conversion or the Merger allows Vale’s other shareholders to freely decide, on the basis of their own assessments and without any interference by the controlling shareholders, whether or not to accept the terms of the Proposal and, consequently, on the fairness of the exchange ratios proposed for the Merger and the Voluntary Conversion. Therefore, the Proposal will be considered by the shareholders of Vale at a shareholders’ meeting to be called shortly.

Valepar has also requested Vale´s Board of Directors that after the conclusion of the Transaction to convene a Shareholders’ General Meeting in due time to elect the members of Vale’s Board of Directors, pursuant to the Company’s bylaws and the legislation in place.

In compliance with the provisions of Annex 3 of CVM Instruction no. 565/2015, we further inform that:

i.                  The implementation of the Transaction is not subject to the approval of Brazilian or foreign authorities;

ii.               For informational purposes, as provided for in Article 264 of the Corporations Law and Article 8, Item II, of CVM Instruction no. 565/2015, Vale and Valepar’s net equity were appraised based on their respective economic value, calculated using the discounted cash flow method, according to appraisal reports prepared by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PWC”), and if the Merger was implemented based on such appraisal reports, Valepar’s shareholders would receive 1,773,631,664 new Vale shares in exchange for Vale’s common shares and class A preferred shares currently held by Valepar;

iii.            Pursuant to Articles 137 and 230 of the Brazilian Corporate Law, the implementation of the Transaction does not give rise to the exercise of any right of withdrawal by the shareholders of Vale.

Vale will keep its shareholders and the market duly informed about the next steps related to the assessment of the Proposal by the Company’s corporate bodies.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2017		Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations